Exhibit 4.3

CERTAIN IDENTIFIED INFORMATION MARKED [***] HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

License Agreement

This License Agreement ("Agreement"), dated as of [___]  (the "Effective Date"), is by and between MacDONALD, DETTWILER AND ASSOCIATES CORPORATION, a corporation organized under the laws of Canada, having its office at 21025 Trans 1025 Trans-Canada Hwy. Sainte-Anne-De-Bellevue, QC H9X 3R2 ("Licensee "), and SatixFy UK Limited and Satixfy Israel Ltd. (collectively, "Licensor") (collectively, the "Parties," or each, individually, a "Party").

WHEREAS, Licensor owns all right, title, and interest in and has the right to license to Licensee the Licensed Patents and the Licensed Technology ; and

WHEREAS, SatixFy UK Limited (the “Supplier”) and Licensee (the “Purchaser”) have entered into a master purchase agreement providing for, inter alia, the supply by the Supplier to the Purchaser of the Products as defined therein (the “MPA”); and

WHEREAS the Licensor acknowledges that the Products form an integral part of the Licensee’s and its Affiliates’ business, [***]; and

WHEREAS, to ensure the Licensee has uninterrupted access to the Products in accordance with the MPA (assuming it remains in full force and effect), the Licensor is (i) willing to grant to Licensee a license to and under the Licensed Patents and Licensed Technology on the terms and conditions set out in this Agreement; and (ii) place into [***] escrow accounts [***] certain technology, software, materials, source code, data, functions, documentation and similar or related materials related to Licensed Patents and Licensed Technology (collectively as applicable, the “Deposit Materials”) pursuant to the two Three‐Party Escrow Service Agreements entered into among the Licensor, the Licensee and ESOP Trust Management and Company Ltd (as escrow agent)(the “Escrow Agreement(s)”);

NOW, THEREFORE, in consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.          Definitions. For purposes of this Agreement, the following terms have the following meanings:

"Action" has the meaning set forth in Section 13.1.

“Affiliates” has the meaning set forth in the MPA.

"Agreement" has the meaning set forth in the preamble.

“Bankruptcy Code” has the meaning set forth in Section 16.1.

“BIA” has the meaning set forth in Section 16.1.

“CCAA” has the meaning set forth in Section 16.1.

“Digital Payload” means satellite payloads or payload sub-systems such as, but not limited to, On Board Processors, Digital Beamformers, and Direct Radiating Arrays, which require full or partial signal digitization.

"Effective Date" has the meaning set forth in the preamble.

“Excluded Patents” means patents owned by Licensor developed with the use of Israeli Innovation Authority funding, namely, [***].

"Governmental Authority" means any federal, state, national, supranational, local, or other government, whether domestic or foreign, including any subdivision, department, agency, instrumentality, authority (including any regulatory authority), commission, board, or bureau thereof, or any court, tribunal, or arbitrator.

“Improvement" means any modification of, improvement, or enhancement to the Products or the Licensed Technology substantially within the scope of the Specifications, but shall otherwise exclude any modification, improvement, or enhancement that relate solely to a new product with a substantially new chip architecture.

"Indemnitee" has the meaning set forth in Section 14.1.

"Intellectual Property Rights" means all worldwide (a) patents, patent applications and patent rights; (b) rights associated with works of authorship, including copyrights, copyrights applications, copyrights registrations, mask work rights, mask work applications and mask work registrations; (c) rights relating to the protection of trade secrets and confidential information; (d) rights analogous to those set forth herein and any other proprietary rights relating to intangible property; and (e) divisions, continuations, renewals, reissues and extensions of the foregoing (as applicable) now existing or hereafter filed, issued, or acquired.

"Law" means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any federal, state, local, or foreign government or political subdivision thereof, or any arbitrator, court, or tribunal of competent jurisdiction.

"Licensed Patents" means (a) the patents and patent applications listed in Schedule 1, all patents issuing from the patent applications listed in Schedule 1, and all continuations, continuations-in-part, divisions, extensions, substitutions, reissues, re-examinations, and renewals of any of the foregoing, and (b) any patents issuing from any applications that claim benefit or priority from any of the patents or patent applications identified in subsection (a) or from which any of the patents or patent applications identified in subsection (a) claim benefit or priority.

"Licensed Technology" means all of the following owned by Licensor or any of its Affiliates pertaining to the technologies listed in Schedule 2: (a) all know-how, trade secrets, inventions, discoveries, ideas, source code, processes, methods, designs, plans, instructions, specifications, formulas, testing and other protocols, settings, and procedures, and other confidential or proprietary technical, scientific, engineering information; and (b) all documentation, materials, and other tangible embodiments of any of the foregoing, in any form or medium, including papers, invention disclosures, laboratory notebooks, notes, drawings, flowcharts, diagrams, descriptions, manuals, and prototypes. For clarity the Licensed Technology does not include third party intellectual property.

"Licensee" has the meaning set forth in the preamble.

"Licensor" has the meaning set forth in the preamble.

"Licensor IPR" shall have the meaning ascribed to it in Section 3 below.

"Losses" means all losses, damages, liabilities, costs, and expenses, including reasonable attorneys' fees and other litigation costs.

"Party" has the meaning set forth in the preamble.

"Person(s)" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

“Produced Products” all Products which the Licensee produces itself or caused a third party (other than the Licensor and its Affiliates, successors and assigns) to produce under this Agreement.

“Products” has the meaning set forth in the MPA.

"Specifications" has the meaning set forth in the MPA.

"Term" has the meaning set forth in Section 16.1.

2.          Grant of License.

2.1          Scope of Grant. Subject to the terms and conditions of this Agreement, and without limiting any rights granted to the Licensor under the MPA or otherwise in connection with, or as a result of acquiring, any Product, Licensor hereby grants to Licensee a perpetual, irrevocable (unless this Agreement is terminated due to a material breach by Licensee),royalty-bearing, fee bearing, non-exclusive, non-transferable (except to an Affiliate or in accordance with Section 16.9) right and license under the applicable Licensed Patents and the Licensed Technology to, upon the occurrence of an applicable Release Condition (as defined in the applicable Escrow Agreement), develop, produce, operate, maintain, make Improvements, make, use, offer to sell, sell, commercialize, import or otherwise deal with the Products provided that all the foregoing rights and corresponding Licensed Patents and Licensed Technology shall apply solely to the applicable Product [***] in respect of which the Release Condition occurred under the applicable Escrow Agreement, anywhere in the world solely as incorporated in Digital Payload(s) and not standalone.  Licensee may not improve the Products beyond what constitutes Improvements.

2.2          Sublicensing. Licensee may grant sublicenses under the rights and licenses granted in Section 2.1 to (i) its Affiliates, (ii) its customers who purchase products and equipment from Licensee and its Affiliates, and (iii) contractors acting on its behalf provided that it liable for their compliance with the terms hereof and that each sublicensee is bound by terms no less restrictive and protective of Licensor's Intellectual Property Rights as set forth in this Agreement. The license granted under the Licensed Patents and the Licensed Technology in Section 2.1 includes the right to provide Products and related equipment to Licensee’s customers and a right of such customers for the use, maintenance, modification, repair, upgrading, and updating of such Products and related equipment all solely as incorporated in Digital Payload(s) and not standalone.

3.          Reservation of Licensor IP Rights. Licensor owns and shall continue to own all rights, title and interest in and to Licensed Patents, the Licensed Technology and the Deposit Materials, together with (other than as provided in Section 5) any and all improvements thereto and all Intellectual Property Rights in connection therewith ("Licensor IPR"). Nothing herein contained shall be construed as granting Licensee any rights to Licensor IPR, except to the extent expressly set forth in this or any other agreement between the parties.

4.          Licensor Improvements. Any and all Improvements conceived, made, reduced to practice, or acquired and owned by Licensor or its Affiliates during the Term shall be included within the scope of Licensed Technology and within the rights and license granted in Section 2. Licensor shall, following a Release Condition disclose each such Improvement relating to the relevant product to Licensor in writing within thirty (30) days after the later of (a) its conception or acquisition by Licensor or (b) the date of the applicable Release Condition. All patents and patent applications owned by Licensor claiming any such Improvements shall be included within the scope of Licensed Patents and within the rights and license granted in Section 2.

5.          Licensee Improvements. All right, title, and interest in any Improvements conceived, made, reduced to practice, or acquired by Licensee (“Licensee Improvements”) made without contravention of this Agreement and all of Licensee's patents and patent applications claiming any such Licensee Improvements, will (a) as between the Parties, remain the sole and exclusive property of Licensee; and (b) not be licensed to Licensor, unless the parties otherwise specifically agree in writing. Licensee agrees not to assert any claim or commence any action, suit or proceeding, against Licensor or any of Licensor’s Affiliates, contractors and customers for infringement of Intellectual Property Rights in or to any Licensee Improvement including without limitation resulting from any manufacture, use, sale, offer for sale, or importation of products incorporating any Licensee Improvement, provided that Licensor has independently or jointly with others developed such Licensee Improvement without use of Licensee’s Confidential Information or any reverse engineering any of the Licensee’s products or technologies.  Without derogating from the foregoing, the Licensee Improvements shall not be deemed part of the Licensed Technology and Licensed Patents and Licensor shall have no obligation in connection therewith  and Licensor's representations and warranties shall not apply thereto.

6.          Transfer of Licensed Technology. Promptly, and in any event within 10 business days, after the occurrence of a Release Condition, Licensor shall disclose the Licensed Technology to Licensee in such form and media as may be reasonably requested by Licensee, to the extent not included in the Deposit Materials and only in respect of the applicable Product in respect of which a Release Condition has occurred.

7.          Technical Assistance. Upon Licensee's reasonable request during the Term, Licensor shall promptly make available one or more of its technical personnel to provide Licensee with technical assistance concerning the Licensed Technology (including any Improvements). Subject to payment of mutually agreed reasonable fees the technical assistance shall include reasonable assistance relating to explanation of documentation and materials included within Licensed Technology and such other services as may mutually be agreed between the parties.

8.          Payments.

8.1          License Fee.

(a)          In consideration of the rights and licenses granted under Section 2, Licensee shall pay to Licensor on the Effective Date a license fee of [***].

(b)          In consideration of Licensor’s agreement to provide disclosures of Improvements under Section 4 and technical assistance under Section 7, Licensee shall pay to Licensor for each calendar year regardless of any actual disclosure or technical assistance  (the “Subject Year”) an amount [***] (the “Royalty Fee”) where:

[***]

8.2          On or before January 31 of each year, the Licensee shall prepare and deliver to the Licensor a statement setting out its calculation of the Royalty Fee for the previous Subject Year, including its calculation of A and B (the “Royalty Statement”). After delivery of the Royalty Statement, the Licensee shall provide the Licensor access, upon every reasonable request, to all work papers of the Licensee to verify the accuracy, presentation and other matters relating to the calculation of Royalty Fee. Within thirty (30) days following receipt of the Royalty Statement, the Licensor shall notify the Licensee in writing if it has any objections thereto. The notice of objection must include statements describing the basis of each of the Licensor’s objections and each amount in dispute. The Licensor is deemed to have accepted the Royalty Statement as final if it has not delivered a notice of objection containing the required information to the Licensee within the specified period of thirty (30) days. If the Licensor disputes the Royalty Statement, the parties shall work expeditiously and in good faith in an attempt to resolve such dispute within a further period of ten days after delivery of the notice of objection.  If the parties fail to reach a resolution, the dispute will be submitted for determination to an independent national firm of certified professional accountants mutually agreed to by the parties. The determination of the accounting firm will be final and binding upon the parties and will not be subject to appeal, absent manifest error provided that the accounting firm complies with the calculation method contained herein. For these purposes, the appointed accountants are deemed to be acting as experts and not as arbitrators. If an accounting firm is retained to resolve a dispute, the costs and expenses of such firm will be borne equally by the parties. However, the parties shall each bear their own costs in presenting their respective cases to such firm. Within five business days of the final determination of the Royalty Fee (either through the lapse of the 30 day period referenced above or the resolution of any despite in accordance with these procedures), the Licensee shall pay to the Licensor the Royalty Fee for the applicable Subject Year.

8.3          Taxes. If Licensee is required by Law to withhold taxes in connection with any sums payable to Licensor under this Agreement, Licensee may deduct that amount from the payment it otherwise would have made to Licensor under this Agreement.

9.          Recordation of License. Upon written request from Licensee, Licensor shall, at its own expense and within twenty (20) days of such request, record this Agreement or such parts of this Agreement identified by Licensee with each Governmental Authority identified by Licensee and consented to by Licensor (such consent not to be unreasonably withheld or delayed).

10.          [***]

11.          Confidentiality.

11.1          Confidential Information. Each Party acknowledges that in connection with this Agreement it will receive or gain access to certain non-public, confidential, or proprietary information and materials of the other Party in oral, written, electronic, or other form or media, whether or not such information and materials are marked, designated, or otherwise identified as “confidential” (“Confidential Information”). Any information representing Licensor IPR is deemed Licensor Confidential Information.

11.2          Exclusions. Confidential Information does not include information that: (a) was already known to the receiving Party without restriction on use or disclosure; (b) was or becomes generally known by the public other than by breach of this Agreement; or (c) was received from a third party not under any confidentiality obligation to the other Party; or (d) is independently developed without reference to or use of the other Party’s Confidential Information.

11.3          Confidentiality Obligations; Exceptions. Each Party shall maintain the other Party’s Confidential Information in strict confidence and not disclose it to any other person or entity, except to its employees or independent contractors who have a need to know such Confidential Information for such Party to exercise its rights or perform its obligations hereunder and are bound by written non-disclosure agreements. Notwithstanding the foregoing, each Party may disclose the other Party’s Confidential Information to the limited extent required to comply with applicable law (including any securities law or regulation or the rules of a securities exchange) or a valid order issued by a court or governmental agency of competent jurisdiction; provided that the Party making the required disclosure shall first provide the disclosing Party with: (a) prompt written notice of such requirement so that the disclosing Party may seek, at its sole cost and expense, a protective order or other remedy; and (b) reasonable assistance, at the disclosing Party’s sole cost and expense, in opposing such disclosure or seeking a protective order or other limitations on disclosure.

12.          Representations and Warranties.

12.1          Mutual Representations and Warranties. Each Party represents and warrants to the other Party that:

(a)          it is duly organized, validly existing, and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation, organization, or chartering;

(b)          it has and will retain, the full right, power, and authority to enter into this Agreement and to perform its obligations hereunder;

(c)          the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate action of the Party; and

(d)          when executed and delivered by such Party, this Agreement will constitute the legal, valid, and binding obligation of that Party, enforceable against that Party in accordance with its terms.

12.2          Licensor's Representations and Warranties. Licensor represents and warrants that:

(a)          the patents and patent applications identified in Schedule 1 are all the patents and patent applications owned by Licensor that might be necessary or useful for Licensee to make, use, offer to sell, sell, and import the Products;

(b)          it is the sole and exclusive owner of the entire right, title, and interest in and to the Licensed Patents and the Licensed Technology;

(c)          without derogating from the floating charges on Licensor Intellectual Property Rights, it has, and will retain, the right to grant the license granted to Licensee hereunder, and it has not granted, and is not under any obligation to grant, to any third party any license, lien, option, encumbrance, or other contingent or non-contingent right, title, or interest in or to the Licensed Patents or the Licensed Technology that conflicts with the rights and licenses granted to Licensee hereunder;

(d)          there is no settled, pending, or to its knowledge threatened litigation, claim, or proceeding alleging that any Licensed Patent or Licensed Technology is invalid or unenforceable (including any interference, nullity, opposition, inter partes, or post-grant review or similar invalidity or patentability proceedings before the United States Patent and Trademark Office or any other patent office), and it has no knowledge of any factual, legal, or other reasonable basis for any such litigation, claim, or proceeding;

(e)          any making, using, offer to sell, selling, or import of the Products under the rights and licenses to Licensed Technology and Licensed Patents granted in this Agreement shall not infringe any Intellectual Property Right of a third party, unless the infringement arises solely due to (i) use of the Product in a manner inconsistent with the MPA, or (ii) use of the Deposit Material, Licensed Technology, Licensed Patents, or Products in combination with any other technology; and

(f)          to the knowledge of Licensor, the Excluded Patents are not relevant to the Products.

Licensor warranties shall not apply in connection with: (i) changes to the Deposit Materials, the Licensed Technology, the Licensed Patents, the Products made by Licensee or any third including without limitation the Licensor Improvements, or (ii) any use of the Deposit Material, Licensed Technology, Licensed Patents or Products in combination with any other technology.  NO OTHER WARRANTIES ARE EXPRESSED OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT.

13.          Limitation of Liability. TO THE FULLEST EXTENT PERMITTED BY LAW, NEITHER WILL BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON FOR ANY INJURY TO OR LOSS OF GOODWILL, REPUTATION, BUSINESS PRODUCTION, REVENUES, PROFITS, ANTICIPATED PROFITS, CONTRACTS, OR OPPORTUNITIES (REGARDLESS OF HOW THESE ARE CLASSIFIED AS DAMAGES), OR FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, AGGRAVATED, EXEMPLARY, SPECIAL, PUNITIVE, OR ENHANCED DAMAGES, WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), INTELLECTUAL PROPERTY INFRINGEMENT OR MISAPPROPRIATION, STRICT LIABILITY, PRODUCT LIABILITY, OR OTHERWISE (INCLUDING THE ENTRY INTO, PERFORMANCE, OR BREACH OF THIS AGREEMENT), REGARDLESS OF WHETHER SUCH LOSS OR DAMAGE WAS FORESEEABLE AND THE PARTY AGAINST WHOM LIABILITY IS CLAIMED HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED REMEDY OF ITS ESSENTIAL PURPOSE.  WITH THE EXCEPTION OF LIABILITY ARISING FROM LICENSOR’S BREACH OF SECTIONS 12.2(b), (c), (d) AND €, NEITHER PARTY'S TOTAL LIABILITY TO THE OTHER PARTY RESULTING FROM OR IN CONNECTION WITH THIS AGREEMENT SHALL EXCEED [***].

14.          Indemnification.

14.1          Indemnification by Licensor. Licensor shall indemnify, defend, and hold harmless Licensee, and each of Licensee's officers, directors, employees, successors, and assigns (each, an “Indemnitee”) against all Losses finally awarded in judgement or by an arbitration ruling against an Indemnitee arising out of or resulting from any third-party claim, suit, action, or proceeding (each an “Action”) related to, arising out of, or resulting from Licensor's breach of Sections 12.2 (b), (c), (d) and (e) of this Agreement. Licensor shall have no obligation under this Section 13 to the extent that the Action results solely from (i) use of the Deposit Material, Licensed Technology, Licensed Patents or Products  in combination with any other technology not provided by the Licensor or its Affiliates or (ii) any alteration or modification of the Deposit Materials, Licensed Technology, Licensed Patents or Products by Licensee (or any third party); (iii) Licensee Improvements; (iv) Licensee's failure to use the most updated version of the Deposit Material actually deposited by Licensor under the Escrow Agreement.

14.2          Indemnification Procedure. As a condition to the obligation set forth in Section 13.1 above, an Indemnitee shall promptly notify Licensor in writing of any Action and Licensee will permit Licensor to solely control the defense, settlement, adjustment or compromise of any such claim. Licensee shall have no authority to settle any claim on behalf of Licensor. The Indemnitee's failure to promptly notify Licensor of the Action shall not relieve Licensor of its obligation under this Section except to the extent Licensor can demonstrate that it has been materially prejudiced as a result of the failure. The Indemnitee may participate in and observe the proceedings at its own cost and expense with counsel of its own choosing.

15.          Indemnification by Licensee. Licensee shall indemnify, defend, and hold harmless Licensor, and each of Licensor's officers, directors, employees (each, an “Licensor Indemnitee”) against all Losses finally awarded in judgement arising out of or resulting an Action related to, arising out of breach of third party Intellectual Property Rights resulting from changes to Deposit Materials the Licensed Technology, Licensed Patents, Products made by Licensor including without limitation the Licensor Improvements.

16.          Term and Termination.

16.1          Term. This Agreement is effective as of the Effective Date and continue until terminated in accordance with Section 16.2 (the “Term”).

16.2          Termination.

(a)          Licensee may terminate this Agreement at any time without cause, and without incurring any additional obligation, liability, or penalty, by providing at least thirty (30) days' prior written notice to Licensor.

(b)          Either Party may terminate this Agreement on written notice to the other Party if the other Party materially breaches this Agreement and fails to cure such breach within thirty (30) days after receiving written notice thereof.

16.3          Effect of Termination. On any expiration or termination of the entirety of this Agreement, each Party shall (a) return to the other Party all documents and tangible materials (and any copies) containing, reflecting, incorporating, or based on the other Party’s Confidential Information; (b) permanently erase the other Party’s Confidential Information from its computer systems; and (c) certify in writing to the other Party that it has complied with the requirements of this Section. Unless this Agreement was terminated for cause by Licensor, the requirements of this Section shall not apply to any Confidential Information useful to Licensee to exploit fully the perpetual license to Licensed Patents and Licensed Technology provided under Section 2.

16.4          Survival. The rights and obligations of the Parties set forth in this Section 16.4, Section 1 (Definitions), and Section 5 (Licensee Improvements), unless this Agreement was terminated for cause by Licensor: Section 2 (Grant of License) and provided that the license fees are fully paid, 5, Section 9 (Recordal of License), Section 11 (Confidentiality), Section 12 (Representations and Warranties), Section 13 (Limitation of Liability), Section 14 (Indemnification), Section 16.3 (Effect of Termination), and Section 17 (Miscellaneous), and any right, obligation, or required performance of the Parties in this Agreement which, by its express terms or nature and context is intended to survive termination or expiration of this Agreement, will survive any such termination or expiration.

17.          Miscellaneous.

17.1          Licensor Insolvency. Every right and license granted by Licensor under this Agreement and the Escrow Agreement is and shall be deemed to be a “right to use intellectual property”, and the Escrow Agreement is “supplementary” to this Agreement, as such phrases are used in and interpreted under sections 65.11(7), 65.13(9), 72.1, and 246.1 of the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3 (the “BIA”) and sections 32(6) and 36(8) of the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the “CCAA”), and shall be deemed to be rights and licenses to "intellectual property" as such term is used in, and interpreted under, Section 365(n) of the United States Bankruptcy Code (the "Bankruptcy Code") 11 U.S.C. § 365(n). Licensee shall have all available rights and protections under the BIA, the CCAA, the Bankruptcy Code, and all other applicable bankruptcy, insolvency, and similar laws with respect to this Agreement, the Escrow Agreement, and the subject matter hereof. Without limiting the generality of the foregoing, and notwithstanding any sale or other disposition of any of the related intellectual property (or embodiments of intellectual property) or any sale of the license granted under this Agreement, Licensor acknowledges and agrees that, if Licensor becomes bankrupt, commences BIA proposal proceedings, CCAA proceedings, Bankruptcy Code proceedings, or if Licensor or its assets become subject to a receivership or any similar proceeding:

(a)          subject to Licensee’s rights of election under section 365(n) of the Bankruptcy Code (or any analogous provisions under the BIA, the CCAA, or other applicable law), all rights, licenses, and privileges granted to the Licensee under this Agreement, the Escrow Agreement, and any other applicable agreement will continue subject to the respective terms and conditions hereof and thereof, and will not be affected, even by the termination, rejection, disclaimer, or resiliation of this Agreement, the Escrow Agreement, or any other applicable agreement;

(b)          Licensee will be entitled to a complete duplicate of, or complete access to, as appropriate, all such intellectual property and embodiments of intellectual property, which, if not already in Licensee’s possession pursuant to the Escrow Agreement or otherwise, shall be promptly delivered to Licensee or its designee, unless a Release Condition (as defined in the Escrow Agreement) has not occurred and Licensor elects to and does in fact continue to perform all of its obligations under this Agreement, the MPA, and any other applicable agreement]; and

(c)          any stay or injunction, statutory or otherwise, imposed in respect of any such proceeding (including, without limitation, the automatic stay under section 362 of the Bankruptcy Code, 11 U.S.C. § 362) will not apply to any party’s exercise of its rights or any other performance under the Escrow Agreement, including, without limitation, any obligations of the escrow agent, or any instructions from Licensee to the escrow agent, relating to the escrow deposit materials.

17.2          Further Assurances. Each Party shall, upon the reasonable request of the other Party, promptly execute such reasonable documents and take such further reasonable actions as may be necessary to give full effect to the terms of this Agreement.

17.3          Independent Contractors. The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement creates any agency, partnership, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the parties, and neither Party has authority to contract for or bind the other Party in any manner whatsoever.

17.4          No Public Statements. Without derogating from any securities law requirements, neither Party may issue or release any announcement, statement, press release, or other publicity or marketing materials relating to this Agreement or, unless expressly permitted under this Agreement, otherwise use the other Party's trademarks, service marks, trade names, logos, domain names, or other indicia of source, association, or sponsorship, in each case, without the prior written consent of the other Party.

17.5          Notices. Any notices required or permitted under this Agreement shall be in writing, shall specifically refer to this Agreement and shall be sent by hand, recognized national overnight courier, confirmed facsimile transmission, confirmed electronic mail or registered or certified mail, postage prepaid, return receipt requested, to the following addresses or facsimile numbers of the parties:

If to [***]: [***]

If to [***]: [***]

All notices under this Agreement shall be deemed effective upon receipt. A party may change its contact information immediately upon written notice to the other party in the manner provided in this Section.

17.6          Interpretation. For purposes of this Agreement, (a) the words “include,” “includes,” and “including” will be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole.

Unless the context otherwise requires, references herein to: (x) Sections and Schedules refer to the Sections of and Schedules attached to this Agreement; (y) an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

17.7          Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

17.8          Entire Agreement. This Agreement, together with all Schedules and any other documents incorporated herein by reference, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

17.9          Assignment. No Party may assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement without the prior written consent of the other Party, not to be unreasonably withheld. Provided that either party may assign this Agreement without the consent of the other to any assignee or any third party that will purchase all or substantially all of the its business (or that portion of its overall business of which this Agreement is a part) or in the event of a merger, consolidation, sale of all, or substantially all of its securities or assets or involvement in a similar transaction. This Agreement is binding upon and inures to the benefit of the Parties hereto and their respective permitted successors and assigns.

17.10          No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever, under, or by reason of this Agreement.

17.11          Amendment; Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each Party. No waiver by any Party of any of the provisions hereof will be effective unless explicitly set forth in writing and signed by the waiving Party. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement will operate or be construed as a waiver thereof; nor will any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

17.12          Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

17.13          Governing Law; Submission to Jurisdiction.

(a)          This Agreement and all matters arising out of or relating to this Agreement, are governed by, and construed in accordance with, the laws of New York, New York, United States without regard to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any other jurisdiction.

(b)          Any legal suit, action, or proceeding arising out of or related to this Agreement shall be submitted exclusively to United States District Court for the Southern District of New York.

17.14          Equitable Relief. Each Party acknowledges that a breach by the other Party of this Agreement may cause the non-breaching Party irreparable harm, for which an award of damages would not be adequate compensation, and agrees that, in the event of such a breach or threatened breach, the non-breaching Party will be entitled to equitable relief, including in the form of a restraining order, orders for preliminary or permanent injunction, specific performance, and any other relief that may be available from any court. These remedies are not exclusive but are in addition to all other remedies available under this Agreement at law or in equity.

17.15          Legal Fees. In the event that any action, suit, or other legal or administrative proceeding is instituted or commenced by either Party hereto against the other Party arising out of or related to this Agreement, the prevailing Party shall be entitled to recover its reasonable legal fees and court costs from the non-prevailing Party.

17.16          Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission (to which a signed PDF copy is attached) will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SATIXFY UK LIMITED
By /s/ Menachem Burko Name: Menachem Burko Title: Director
SATIXFY ISRAEL LTD. By /s/ Yoav Leibovitch Name: Yoav Leibovitch Title: Chairman By /s/ Oren Harari Name: Oren Harari Title: Interim CFO MacDONALD, DETTWILER AND ASSOCIATES CORPORATION
By /s/ Martin J. Herman Name: Martin J. Herman Title: Authorized Signatory

SCHEDULE 1

LICENSED PATENTS

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SCHEDULE 2

LICENSED TECHNOLOGY

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